

May 19, 2017

Via E-Mail

Kenton J. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, CA 94301

     Re: **Mobileye N.V.**
                 Schedule TO-T/A filed May 9, 2017
                 Filed by Intel Corporation and Cyclops Holding, LLC
                 File No. 5-88520

Dear Mr. King:

We have the following comments on your amended filing listed above and the accompanying response letter dated May 9, 2017. All defined terms used here have the same meaning as in the Offer to Purchase:

Schedule TO-T/A - General

1. Refer to comment 1 in our initial comment letter dated April 18, 2017 and your response by letter dated May 9, 2017. We noted that a waiver of or change in the Minimum Condition may require you to explain the impact of that change on target shareholders, including those who do not tender into the offer. In addition, please note that depending on the materiality of the change, five business days may not be sufficient time to disseminate and allow shareholders to react to this new information. Please confirm your understanding in your response letter.

2. Refer to comment 2 in our initial comment letter and your response. Generally, payment is considered prompt if it occurs within three business days of expiration. In addition, if shares tendered in the initial offering period will not be accepted for up to two business days after expiration, how will you be able to comply with the requirements to announce extensions of the offering period by 9 a.m. the next business day (Rule 14e-1(d)), as well as the time periods for announcing the results of the offer and beginning the subsequent offering period immediately after expiration of the initial offer period (Rule 14d-11(d))? Please explain in your response letter.

3. Refer to comment 4 in our initial comment letter and your response, including the revised disclosure in the Offer to Purchase. We continue to have concerns about the impact on

the offer if the Conversion Resolutions are passed at the EGM. We also continue to have concerns about the adequacy of the disclosure about such impact, even as revised in response to our initial comments. In this regard, we note the per-transaction cost of 2000-5000 Euros associated with tenders after these amendments go into effect, which will disproportionately impact smaller tendering shareholders. We question whether, in effect, depending on the number of shares owned, it would cost more to tender than to hold onto target shares, thus raising concerns under Rule 14d-10. While we understand that the fees to obtain the notarial deed will be paid to a third party rather than the bidder or target, we also note that the adoption of the Conversion Resolutions is a condition to the offer. Recognizing the cross-border and multijurisdictional nature of this offer, we nonetheless believe that clear and complete disclosure about this unique aspect of your offer and its impact on shareholders is critical. As requested in our initial comments, please amend the Offer to Purchase to provide quantified disclosure about the estimated costs and time involved with obtaining the required Dutch notarial deed, as you have provided in your response letter.

4. See our last comment above. Explain what you mean by the statement: "Purchaser and Mobileye will provide legalized and apostilled powers of attorney in advance." Describe in the revised disclosure what this means for the process of obtaining the required notarized deed (in both dollars and time involved). Also, explain how you will provide such powers of attorney (if not already provided with the initial offer materials).

5. If the Conversion Resolutions are passed at the EGM, confirm in your response letter and revised disclosure that Intel will undertake to disseminate revised disclosure to Mobileye shareholders at that time informing them of the effect of such on their ability to tender (i.e., costs and burdens to do so) once such changes go into effect. Confirm that such disclosure will be disseminated at least ten business days before such resolutions will be implemented with respect to future tenders.

6. Supplementally provide an opinion of Dutch counsel regarding the description of the necessity and effect of the Conversion Resolutions, including the estimates of cost and other legal requirements to obtain the notarized deed described in your revised offer materials and comment responses. The opinion should discuss the need for these changes as it relates to the offer.

7. Refer to comment 6 in our initial comment letter and your response. We continue to have serious concerns about the transfer restrictions that would be imposed by the second amendment to Mobileye's articles of association pursuant to the Conversion Resolutions if such resolutions are adopted at the EGM. Even with your oral undertaking to waive the restrictions on transfers of shares before March 1, 2019 with respect to shares tendered into the offer, the restrictions on their face would apply to remaining Mobileye shareholders and would be implemented in the midst of an ongoing offer and as part of the

agreement between bidder and target company. As such, these restrictions appear to be inconsistent with the all-holders provisions of Rule 14d-10. Please advise as to how you will proceed.

Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions